EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

November 29, 2005

         TSX Venture Exchange Symbol:  EMR

 U.S. 20-F Registration:  000-51411

TABLE HEADERS ON EMGOLD’S NOVEMBER 28, 2005, STEWART MOLYBDENUM PROJECT DRILLING RESULTS CORRECTED TO METERS FROM FEET

Emgold Mining Corporation ("Emgold") announces that the table disclosed in its November 28, 2005, news release, summarizing the results of its recent 5-hole diamond drill program on its Stewart Molybdenum Project, located near the community of Salmo in south-eastern British Columbia, inadvertently noted the “FROM”, “TO” and “WIDTH” of the holes as feet (ft) instead of meters (m).

For clarification, the unchanged data table with the correct headers is as follows:

HOLE NO	FROM (m)	TO (m)	WIDTH (m)	MoS2 (%)

05SM-01	1.00	138.70	137.70	0.051
including	46.70	107.10	60.40	0.110
including	59.10	62.30	3.20	0.449
05SM-02	0.00	92.35	92.35	0.059
including	0.00	26.30	26.30	0.130
including	0.00	16.15	16.15	0.189
05SM-03	0.00	85.65	85.65	0.041
including	66.40	83.80	17.40	0.088
and	40.00	55.70	15.70	0.068
and	32.65	36.88	4.23	0.067
and	16.00	17.00	1.00	0.180
05SM-04	0.00	13.11	13.11	0.118
including	10.90	12.00	1.10	0.292
05SM-05	0.00	75.29	75.29	0.313
including	37.85	73.76	35.91	0.597
and	0.00	20.50	20.50	0.091

Note: Results above presented as MoS2% calculated from Mo% for consistency with historic exploration results.

Perry Grunenberg, P.Geo., of P&L Geological Services, is the project supervisor and "Qualified Person" for the purpose of National Instrument 43-101 who has reviewed and verified the contents of this news release.

For more information about Emgold, its Stewart, Rozan and Jazz Properties in British Columbia; the Idaho-Maryland Project in California and the Ceramext™ Technology, please visit www.emgold.com or www.sedar.com.

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.